Heineken
NV

RECEIVED

2007 JAN 23 A 7:40

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Corporate Finance
P.O. Box 28, 1000 AA Amsterdam
Netherlands
office address:
Vijzelstraat 72
1017 HL Amsterdam
phone: +31 (0)20 5239 239

direct phone: +31 (0)20 5239 590
direct fax: +31 (0)20 5239 208

United States Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

[redacted]

07020481

SUPPL

date
10 January 2007

our reference

your reference

dealt with by

page
1 of 1

subject
Exemptionfile 82-4953

Dear Sir, Madam,

Attached please find the latest publications of Heineken NV. This publication is filed in relation with the exemption under Rule 12g3-2(b) of Heineken NV, with exemption file number: 82-4953.

Yours sincerely,
Heineken N.V.

J. van de Merbel
Director Investor Relations
Corporate Finance

PROCESSED

JAN 2 5 2007

THOMSON
FINANCIAL

dlw 1/23

Heineken announces new joint venture and brewery in Tunisia

Amsterdam, 19 December 2006 - Heineken N.V. announced today the acquisition of 49.99% of the shares in the Tunisian company, Société de Production et de Distribution des Boissons S.A.(SPDB). Local partner Mr. Boujbel, a well-known Tunisian hotel operator, holds the majority of the remaining shares.

The joint venture company will invest in the construction of a new brewery and will brew and distribute Heineken® and local brands in Tunisia.

Total initial investment is €27 million, financed through both debt and equity. Heineken's share of the equity stake corresponds to approximately €6 million.

The new brewery will be built in Grombalia, 30 km from Tunis and will initially brew Heineken® and a local mainstream brand. The initial production capacity of the brewery will be 200,000 hectoliters and it is expected to be operational early in 2008.

Tom de Man, Regional President Africa and the Middle East of Heineken N.V. commented: "The Tunisian beer market offers a good opportunity to further build our positive organic volume growth in the region. Tourism is expected to be a primary driver of sustainable economic growth and creates an opportunity to develop the profitable premium beer segment, in which the Heineken brand will play a leading role. This, combined with the excellent local knowledge and reputation of Mr. Boujbel will make a significant contribution to the success of the venture."

The Tunisian beer market is growing and is currently estimated at 1 million hectoliters. Per capita consumption is 10 liters, the second highest in the region, after Turkey. Because of import restrictions, Heineken® is currently only available through duty free shops.

Editorial information:
Heineken N.V. is the most international brewer in the world. The Heineken brand is sold in almost every country in the world and the company owns over 115 breweries in more than 65 countries. With group beer volume of 119 million hectolitres Heineken ranks fourth in the world beer market by volume. Heineken strives for an excellent sustainable financial performance through marketing a portfolio of strong local and international brands with the emphasis on the Heineken brand, through a carefully selected combination of broad and segment leadership positions and through a continuous focus on cost control. In 2005, revenues amounted to €11 billion and net profit before exceptional items and amortisation of brands amounted to €840 million. Heineken employs 64,000 people. Heineken N.V. and Heineken Holding N.V. shares are listed on the Amsterdam stock exchange. Prices for the ordinary shares may be accessed on Bloomberg under the symbols HEIN NA and HEIO NA and on the Reuter Equities 2000 Service under HEIN.AS and HEHN.AS. Additional information is available on Heineken's home page: http//www.heinekeninternational.com.

www.heinekeninternational.com
P.O. Box 28 – 1000AA Amsterdam – The Netherlands
Temporary office address: Vijzelstraat 72 – 1017 HL Amsterdam
Heineken N.V. – Registered Office at Amsterdam – Trade Register Amsterdam No. 33011433

Press enquiries
Véronique Schyns
Tel: +31 (0)20 52 39 355
veronique.schyns@heineken.com

Investor and analyst enquiries
Jan van de Merbel
Tel: +31 (0)20 52 39 590
investors@heineken.com

Heineken announces settlement of patent litigation relating to home beer draught system

Amsterdam, 9 January 2007 - Heineken N.V. announced today that Heineken, Philips and InBev have resolved their ongoing patent litigation concerning the home beer draught system of Philips and InBev.

Terms of the agreement have not been disclosed. The differences have been resolved in a mutually acceptable manner and as a result, all pending litigations between the parties have been stopped with immediate effect.

Editorial information:
Heineken N.V. is the most international brewer in the world. The Heineken brand is sold in almost every country in the world and the company owns over 115 breweries in more than 65 countries. With group beer volume of 119 million hectolitres Heineken ranks fourth in the world beer market by volume. Heineken strives for an excellent sustainable financial performance through marketing a portfolio of strong local and international brands with the emphasis on the Heineken brand, through a carefully selected combination of broad and segment leadership positions and through a continuous focus on cost control. In 2005, revenues amounted to €11 billion and net profit before exceptional items and amortisation of brands amounted to €840 million. Heineken employs 64,000 people. Heineken N.V. and Heineken Holding N.V. shares are listed on the Amsterdam stock exchange. Prices for the ordinary shares may be accessed on Bloomberg under the symbols HEIA NA and HEIO NA and on the Reuter Equities 2000 Service under HEIA.AS and HEHN.AS. Additional information is available on Heineken's home page: http//www.heinekeninternational.com.

Press enquiries
Véronique Schyns
Tel: +31 (0)20 52 39 355
veronique.schyns@heineken.com

Investor and analyst enquiries
Jan van de Merbel
Tel: +31 (0)20 52 39 590
investors@heineken.com